UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation, to purchase all the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 4.	THE SOLICITATION AND RECOMMENDATION

The subsection “Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the subsection:

“On July 26, 2013, at 11:59 p.m. Eastern time, the “go shop” period expired pursuant to the terms of the merger agreement.

During the period from July 15, 2013 to July 26, 2013, four potential strategic buyers contacted Stephens to inquire about the process for due diligence, and, of these, two entered into confidentiality agreements and were granted access to due diligence materials. No party submitted a written indication of interest or proposal with respect to a potential acquisition of the Company and none requested additional time to submit a written indication of interest. As a result, the “go shop” period expired without a competing takeover proposal submitted. Under the terms of the merger agreement, the Company Board may nonetheless continue to engage in discussions regarding a takeover proposal and furnish access to non-public information regarding the Company with respect to any takeover proposal that the Company Board determines in good faith constitutes, or could reasonably be expected to lead to, a “superior proposal” upon compliance with certain procedural matters set forth in the merger agreement.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsections to Item 8 following the paragraph under the heading entitled “Antitrust Compliance”:

“Litigation Related to the Offer and the Merger

On July 19, 2013, a putative class action lawsuit challenging the Offer and the Merger, captioned Wheeler v. Frozen Food Express Industries, Inc., Civil Action No. 3:13-CV-2823, was filed in the United States District Court, Northern District of Texas, Dallas Division (the “Stockholder Litigation”). The Stockholder Litigation was filed against the Company, the individual members of the Company Board, Purchaser, and Merger Sub. The Stockholder Litigation generally alleges, among other things, that the members of the Company Board breached their fiduciary duties owed to the Company’s shareholders by failing to take steps to maximize the value to be paid to the Company’s shareholders, entering into the Merger Agreement containing preclusive deal protection devices, approving the proposed Offer and Merger for inadequate consideration, and ignoring certain alleged conflicts of interest in connection with the Offer and Merger. The Stockholder Litigation also alleges claims against Purchaser and Merger Sub for aiding and abetting such alleged breaches of fiduciary duties. The plaintiff in the Stockholder Litigation generally seeks, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Offer and Merger, damages and attorneys’ fees and costs, and other forms of relief. The Company believes the Stockholder Litigation is without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: July 29, 2013

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